SUPPLEMENT Dated April 19, 2010
To the Prospectus Dated February 25, 2010

ING Select Opportunities
Issued By ING Life Insurance and Annuity Company

Through Its Separate Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-888-854-5950.

For Contracts issued in the <u>State of New York</u>:

1. **Annual Administrative Charge –** The annual administrative charge is $30.

2. **Annuity Commencement Date –** The Annuity Commencement Date can be any date following the first Contract Anniversary on or prior to the Maximum Annuity Commencement Date.

3. **Annuity Plans –** The following Important Note is added under the heading "Annuity Plans":

   ○ **IMPORTANT NOTE:** For Contracts issued in New York, Annuity Payments at the time of commencement will not be less than those that would otherwise be provided by the application of an amount to purchase any single premium immediate annuity offered by us at the time to the same class of Annuitants. Such amount will be the greater of (1) the Cash Surrender Value; or (2) 95% of what the Cash Surrender Value would be if there were no Surrender Charge applied. If no single premium immediate annuity is offered by us at the time Annuity Payments under the Contract would otherwise commence, such Annuity Payments will not be less than those that would otherwise be provided by applying reasonable current market single premium immediate annuity rates to the same amount.

4. **Right to Examine and Return this Contract –** You may return the Contract within 10 days of your receipt of it, and you have up to 60 days if the Contract was issued as a replacement contract. If so returned, we will promptly pay you the Accumulation Value plus any charges we have deducted.